

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2012

Via Fed Ex
Ms. Eden Clark
President
Bold Energy Inc.
112 North Curry Street
Carson City, NV 89703

   Re: Bold Energy Inc.
     Form 10-K for Fiscal Year Ended July 31, 2011
     Filed May 10, 2012
     File No. 333-153385

Dear Ms. Clark:

  We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended July 31, 2011

Item 8. Financial Statements, page 9

1. Please amend to include the Report of Independent Registered Public Accounting Firm that you refer to on page 7 for the financial statement periods presented in the filing pursuant to Article 2 of Regulation S-X.

Item 9A. Controls and Procedures, page 10

2. It appears that management has not provided an assessment of your internal control over financial reporting as of July 31, 2011 and it is not clear whether an evaluation was conducted. Please complete your evaluation, if you have not done so, and amend to

provide management's report of internal control over financial reporting pursuant to Item 308(a) of Regulation S-K. If you need to perform your evaluation you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Please note that the failure to perform or complete management's assessment adversely affects the company's and its shareholders' ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

3.   Please consider whether management's failure to provide (a) the report of independent registered public accounting firm and (b) its report on internal control over financial reporting impacts your conclusions regarding the effectiveness of your disclosure controls and procedures as of July 31, 2011 and revise your disclosures as appropriate.

Exhibit 31.1

4.   Revise paragraph 4 to indicate that your certifying officer is also responsible for establishing and maintaining internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)). We refer you to Item 601(B)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief